

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2024

David Sealock
Chief Executive Officer
Sky Quarry Inc.
707 W. 700 S. Suite 101
Woods Cross, UT 84087

>   **Re: Sky Quarry Inc.**
>   **Amendment No. 4 to Offering Statement on Form 1-A**
>   **Filed May 7, 2024**
>   **File No. 024-12373**

Dear David Sealock:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 8, 2024 letter.

Amendment No. 4 to Offering Statement on Form 1-A

Termination of the Offering, page II-10

1.   We note your response to prior comment 1. We also note the new disclosure in this section regarding the prior offering statement, the Investor Warrants, and Securities Act Rule 251(d)(3)(i)(F). Please confirm that Sky Quarry was current in its annual and semiannual filings pursuant to Rule 257(b) at the time of all such sales.

Please contact Claudia Rios at 202-551-8770 or Timothy Levenberg at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brian Lebrecht, Esq.